Exhibit 99.1

ZK International Forms xSigma Entertainment with the Intention of Acquiring Online Gaming Assets

WENZHOU, China, March 24, 2021 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) ("ZKIN", "ZK International" or the "Company"), is pleased to announce that the Company has formed a new wholly-owned subsidiary, xSigma Entertainment Limited, with the intent of acquiring online gaming assets.

The formation of, xSigma Entertainment was created to acquire assets that will increase shareholder value by targeting businesses that are in growth industries, that have the ability to grow in scale, and that will allow the Company and its shareholders to realize additional growth alongside its existing core business.

Currently, the Company has engaged in several discussions and negotiations regarding an investment in an online gaming company. The Company is evaluating several assets with the focus on Management, Approved Licenses, IP, and Branding. In addition, the Company is keen to enter the online gaming industry in the US and thus its focus on an investment will be weighted to companies that have access to the US gaming market, which is poised to grow as legalization occurs state by state.

The current legislation framework for online betting in the United States allows only bookmakers licensed in Nevada, Pennsylvania, Delaware, and New Jersey to operate legally, as these are the four states where online betting is regulated. However, six states had online gaming legislation on the 2020 election ballot in November, and all six voted in favor. To top it off, President Joe Biden has gone on record indicating that his administration "doesn't support adding unnecessary restrictions to the gaming industry", which is a positive sign for gaming companies.

According to Gambling Compliance, an independent research firm, "the U.S. betting market will range between $5.9 billion and $8.2 billion by 2024. Morgan Stanley believes the U.S. sports betting market could hit $10 billion annually by 2025; globally, it sees sports betting topping $100 billion. BofA Securities sees the U.S. market hitting $24 billion by 2030." 1

Jiancong Huang, Chairman of the Company, stated, "as we evaluate exciting opportunities being presented to the Company, one cannot hold back the excitement that the Company is about to enter one of the fastest growing sectors in the market, which is motivating us to add value to our core business and our shareholders."

1 https://www.kiplinger.com/investing/stocks/stocks-to-buy/601471/best-sports-betting-stocks-to-wager-on

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors. ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About XSigma Corporation

XSigma Corporation, is a wholly-owned subsidiary of ZK International Group Co., Ltd. Together with ZK International, has launched xSigma as a research and development lab back in 2018 to solve real-world infrastructure challenges. Its mandate was to explore new opportunities in smart contracts, supply chain management and other blockchain-based solutions. XSigma has since pivoted to decentralized finance, focusing on decentralized exchanges, stablecoins and lending protocols. The research lab is now actively working on its ecosystem of products beginning with its DeFi protocol. The ultimate objective is to build a range of financial tools and products for the flourishing decentralized finance industry. The xSigma team that are being assembled are on the leading edge of blockchain research and development that intersects decentralized finance, supply chain management, IoT, and infrastructure. The DeFi protocol is one of many decentralized finance projects xSigma plans to launch over the next 12 months. It will feed into a growing network of DeFi products for enterprise and consumer markets. Any blockchain protocol is subject to a degree of risk; xSigma's DeFi protocol has implemented tamper-resistant programming, but is still subject to potential hacks.For further information about xSigma, please visit its website at www.xsigma.com and www.xsigma.fi

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company's filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:
Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com
Phone: +1 718-213-7386

SOURCE ZK International Group Co., Ltd.